Exhibit (a)(5)(i)

THE NEW IRELAND FUND, INC.

c/o KBI Global Investors (North America) Ltd
One Boston Place, 36th Floor
Boston, Massachusetts 02108

April 5, 2017

Dear Shareholder:

The New Ireland Fund, Inc. (the “Fund”) is offering to purchase 1,601,285 of the Fund’s issued and outstanding shares of common stock (“Shares”), representing approximately 30% of the Shares as of March 29, 2017, for cash, at a price, net to the seller (subject to any applicable withholding taxes and brokerage fees), without interest thereon, equal to 98% of the net asset value (“NAV”) per Share as determined by the Fund as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the next day the NAV per Share is calculated after the expiration date of the offer (the “Valuation Date”) or, if the offer is extended, on the next day the NAV per Share is calculated after the day to which the offer is extended. The Fund is making the Offer to Purchase pursuant to the Fund’s tender offer program, which authorized the Fund to conduct an issuer self-tender offer commencing on April 5, 2017 and expiring on May 5, 2017, unless extended. The tender offer program is believed to represent a responsible allocation of the Fund’s assets by providing additional value to shareholders who wish to tender their Shares when discounts have been at higher levels for a prolonged period.

The Offer to Purchase is explained in detail in the Offer to Purchase and Letter of Transmittal. If you wish to tender your Shares, instructions on how to tender Shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer to Purchase. Neither the Fund nor the Board of Directors of the Fund makes any recommendation to any shareholder as to whether the shareholder should tender any or all Shares.

Please note that the Offer to Purchase is scheduled to expire at 11:59 p.m., Eastern Time, on May 5, 2017, unless extended by the Fund. Questions regarding the Offer to Purchase should be directed to AST Fund Solutions, LLC at 1-800-398-1247.

Sincerely, Chair of the Board